PROFINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-32026

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __05/01/25__ AND ENDING __12/31/25__

　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Profinancial, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__120 Wall Street, 25th Floor__

　　　　　　　　　　　　　　　　　　　(No. and Street)

__New York__　　　　　　　　　　__NY__　　　　　　　　__10005__

　　　　(City)　　　　　　　　　　　(State)　　　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jarred Beckerman__　　　__212-333-3315__　　　　__jbeckerman@proissuance.com__

(Name)　　　　　　　　(Area Code – Telephone Number)　　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Fulvio & Associates, LLP__

　　　　　　　　(Name – if individual, state last, first, and middle name)

__5 West 37th Street, 4th Floor__　__New York__　　　　__NY__　　__10018__

(Address)　　　　　　　　　　(City)　　　　　　　(State)　　(Zip Code)

__12/20/2018__　　　　　　　　　　　　　　__6529__

(Date of Registration with PCAOB)(if applicable)　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jarred Beckerman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Profinancial, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Principal Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Profinancial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Profinancial, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Profinancial, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Fulvio & Associates, LLP

New York, New York

March 23, 2026

PROFINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets

Cash	$ 132,038
Other assets	85,338
Total assets	**$ 217,376**

Liabilities and shareholder's equity
Liabilities

Accounts payable and accrued expenses	$ 191,493
Total liabilities	**191,493**

Shareholder's equity

Common stock 1000 shares authorized, issued and outstanding	600
Additional paid-in capital	3,361,235
Accumulated deficit	(3,335,952)
Total shareholder's equity	**25,883**
Total liabilities and shareholder's equity	**$ 217,376**

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Profinancial, Inc. (the "Company"), was incorporated in the State of Louisiana effective December 29, 1989. On February 14, 2025, the Company's sole owner Gordon Ogden entered into a purchase and sale agreement with Prometheum, Inc. ("Prometheum" or "Parent"), whereby Prometheum purchased 24.9% of the Company. On May 26, 2025, Prometheum purchased the remaining 75.1% of the Company. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") and is a broker dealer registered with the U.S. Securities and Exchange Commission (the "SEC"). On May 14th, 2025 the Company received written approval from FINRA to change its fiscal year end date from April 30th to December 31st.

The Company limits its business activities to the private placement of securities and does not hold customer funds or securities. The Company operates under the exemption provided by Footnote 74 to SEC Release No. 34-70073, as it does not carry customer accounts and engages only in activities permitted under that exemption. The Company is a wholly owned subsidiary of Prometheum, Inc. ("Parent"). The Parent was formed for the purpose of developing a fully integrated blockchain-enabled ecosystem for the trading, clearing, settlement and custody of digital asset securities ("DAS").

NOTE 2 – LIQUIDITY AND RELATED PARTY SUPPORT

The Company has incurred recurring losses and negative cash flows from operations. The Company relies on commitments from its Parent to meet liquidity needs not covered by operating cash flows.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's statement of financial condition has been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board. The following paragraphs describe the Company's significant accounting policies. These include any changes to our accounting policies required under US GAAP, which became effective May 1, 2025.

Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances and does not believe that any change in those assumptions would have a significant effect on financial position or results of operations. Actual results could differ from those estimates.

Fair Value Measurement

The fair value of highly liquid, short-term assets, including cash, prepaid expenses, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

Income Taxes

The Company is included in the consolidated Federal, New York State and New York City tax returns with its Parent. The Company has a loss carryforward of approximately $971,000. At an estimated Federal, New York State, and New York City effective tax rate of 33%, there is a carryforward benefit of approximately $320,000. The Company has reserved 100% against this benefit, as it is uncertain as to when or if it will be realized.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Additionally, the Company has a deferred tax asset of approximately $184,000 related to the temporary difference arising from non-qualified stock option ("NQSO") expenses. This difference occurs because the Company recognizes compensation expense for financial reporting purposes over the vesting period, while the corresponding tax deduction is only available upon option exercise. The Company has reserved 100% against this benefit, as it is uncertain as to when or if it will be realized. The net change in the total valuation allowance of these benefits during the period May 1, 2025 to December 31, 2025 is an increase of approximately $420,000.

The Company recognizes and measures it unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2025 the Company did not hold any cash equivalents.

Concentrations of Credit Risk

The Company maintains all its cash with one financial institution, which at times, may exceed federally insured limits. The accounts at this financial institution are insured by the Federal Deposit Insurance Corporation (FDIC) subject to certain limitations. As of December 31, 2025, the Company's cash on deposit at this financial institution was within federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation, and consist of computer hardware and equipment. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which is three to seven years.

Allowance for Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments– Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company did not record an allowance for credit losses at December 31, 2025.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

Based on the internal reporting structure and management's evaluation, the Company has determined that it operates within one reportable segment under the criteria of ASC Topic 280, Segment Reporting. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company operates pursuant to an expense sharing agreement ("ESA") entered into with the Parent on May 1, 2025. Pursuant to that agreement, certain expenditures of the Parent, which benefit the Company, are allocated to the Company, and reflected in the accounts of the Company. Expenditures by the Parent which are recorded in the accounts of the Company pursuant to the ESA are settled by a simultaneous non-cash capital contribution by the Parent.

Amounts recorded as non-cash capital contributions for the period May 1, 2025 to December 31, 2025 under the ESA were $782,728.

NOTE 5 – REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2025, the Company had net capital of $64,213, which was $51,447 in excess of its required net capital of $12,766.

The Company has no possession or control obligations under 17 C.F.R. §240.15c3-3(b) or reserve deposit obligations under 17 C.F.R. §240.15c3-3(e), as it places reliance on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, as its business is limited to the private placement of securities and does not hold customer funds or securities.

NOTE 6 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has an ESA with the Parent.

NOTE 7 – SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which this statement of financial condition was issued. There have been no material subsequent events that occurred through March 23, 2026 that could require adjustment to this statement of financial condition.